FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

FOR IMMEDIATE RELEASE	September 18, 2008

Forbes Medi-Tech Announces Reducol™ Expansion in South America with
New Yogurt Drink Launched in Uruguay

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) announced the launch of a new dairy beverage containing the Company’s proprietary cholesterol-lowering ingredient, Reducol™, in Uruguay. The beverage will be produced and distributed by CONAPROLE, the main dairy exporter in Uruguay and Latin America.

“With this product launch in South America, Forbes continues to expand the breadth and number of product lines containing Reducol™. This new yogurt drink containing Reducol™ and marketed under the Vital+ brand represents the first cholesterol-lowering dairy product to be launched in Uruguay,” said Laura Wessman, Senior Vice President, Operations.

Reducol™ is a unique ingredient containing plant sterols and stanols, commonly known as phytosterols, which have been clinically proven to significantly lower Low Density Lipoprotein (LDL) or “bad” cholesterol. The ingredient does not change the sensory properties of foods, and can be formulated alone, or in combination with other active ingredients, for dietary supplements.

Reducol™ has been incorporated into a variety of foods – including yoghurts, yoghurt drinks, processed cheese, breads, milk drinks and spreads – offering consumers a variety of dietary choices to help lower their LDL cholesterol levels. Additional information on Reducol™ may be found at: www.reducol.com

About Forbes Medi-Tech

Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the launch of a new dairy beverage containing Reducol™, and Forbes’ business. Forward-looking statements can be identified by forward-looking terminology such as “will”, "can be", and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty whether the  new dairy beverage will obtain market acceptance; reliance by the Company on orders for Reducol™ by  Conaprole; uncertainty as to sales volumes and revenue; the Company’s need for additional future capital, which is not assured; the Company’s dependence on a few, and its need for additional, customers; risks inherent in new product development; competition; intellectual property, product liability and insurance risks; manufacturing risks and the Company’s dependency on a single manufacturer for its supplies of Reducol™; exchange rate fluctuations; and changes in the Company’s business strategy or plans. For a further discussion of these and other known risks and uncertainties affecting the Company and its business, please see our latest Annual Information Form / Form 20-F, and other documents filed by us with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contact:

Jodi Regts

Director, Investor Relations and Communications

Phone: (604) 681-8976

E-mail: jregts@forbesmedi.com

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